FRESHWATER TECHNOLOGIES, INC.
Suite 200
30 Denver Crescent
Toronto, ON M2J 1G8
Canada

June 16, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	H. Christopher Owings
Assistant Director

Dear Sirs:

Re:	Freshwater Technologies, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 30, 2008
File No. 333-140595

                            Thank you for your letter dated May 30, 2008 with respect to Amendment No. 4 to Registration Statement on Form S-1 filed by Freshwater Technologies, Inc. (the “Company”) on April 30, 2008.

1. Plan of Operations, page32

                            We confirm that currently all water activation products are supplied by ELCE International Inc. and all water purification products are supplied by R-Can Environmental Inc. We indicated in our prior response that we have not purchased nor will we be purchasing any inventory from R-Can “of any size” which is water purification equipment(both residential and commercial), industrial filters and water softeners. We will only purchase limited quantities of replacement filters and lamps for our water purification products for inventory as our distributors will be inventorying the majority of replacement parts. We will purchase all other finished product from our two supplier-manufacturers in quantities sufficient to satisfy product orders of our customers.

                            We have revised our filing accordingly.

                            In December 2007, we recorded an inventory impairment charge representing the total value of our inventory of ELCE activation devices as there had been no movement in these products in two years and, therefore, there was uncertainty as to whether the products could be resold in the future. If it turns out that these products are sold in the future and we require an additional quantity of ELCE Activators to fill customer orders we will purchase similar but newer ELCE Activators to fill these customer orders not for inventory.

                            We have revised our filing accordingly.

2. Financial Statements, page 43

                            We have updated our filing to include financial statements for the quarter ending March 31,2008 to comply with Rule 3-12 of regulation S-X.

                            We look forward to any further comments you may have regarding our Amendment No. 4 to Registration Statement on Form S-1/A or with respect to our response above. Should you have any questions, please do not hesitate to contact me directly at (416) 490-0254.

Yours truly,

FRESHWATER TECHNOLOGIES, INC.

/s/ Max Weissengruber
per: Max Weissengruber

cc: Andrew Blume, SEC Staff Accountant
      Kari Richardson, Clark Wilson LLP